

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3720

February 13, 2009

<u>Via U.S. Mail and facsimile to (925) 355-2020</u>

Per Bystedt
Chief Executive Officer
Neonode Inc.
651 Byrdee Way
Lafayette, CA 94549

> **Re:** **Neonode Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 6, 2009**
> **File No. 0-08419**

Dear Mr. Bystedt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise your proxy statement to disclose the conversion ratios for the notes and warrants that were converted into shares of Series A and Series B Preferred Stock. See Item 12(a) of Schedule 14A and Note A to Schedule 14A.

2. It appears that the amendments to your certificate of incorporation are necessary to complete your obligations pursuant to the Share Exchange Agreement with AB Cypressen 9683. Therefore, please revise your proxy statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

3. Please revise your disclosure on pages 12, 13, 15 and 16 to provide more extensive disclosure regarding the possible consequences to your existing common stockholders of the issuance of newly-authorized shares as contemplated by the transactions described in this proxy statement. Such disclosure should address the impact on stock price, the significant dilution of voting rights and earnings per share, and the anti-takeover effects.

4. We note your statement on page 14 that if the increase in authorized stock is not approved, you will not be able to increase the conversion rates of the preferred stock "which is something that the stockholders who participated in the Refinancing Agreements expect to occur." Please clarify what rights such stockholders have, contractually or otherwise, to enforce their expectation that the increase in conversion rates will occur.

5. We note that you incorporate by reference your Form 8-K filed on December 30, 2008, your Form 10-Q filed on November 19, 2008 and your Form 10-K filed on April 15, 2008. Please revise your proxy statement to include a statement on the last page as to which documents, or portions of documents, are incorporated by reference. See Note D to Schedule 14A. Please also revise your disclosure to include the undertaking required by Note D(2) of Schedule 14A.

*   *   *   *   *

As appropriate, please amend your Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Sincerely,

/s
Celeste M. Murphy
Legal Branch Chief